EXHIBIT 12

KEYCORP

COMPUTATION OF CONSOLIDATED RATIO OF EARNINGS TO

COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

(dollars in millions)

(unaudited)

	Year ended December 31,
	2011	2010	2009	2008	2007
Computation of Earnings
Net income (loss) attributable to Key	$920	$554	$(1,335)	$(1,468)	$919
Add: Provision for income taxes	369	186	(1,035)	437	277
Less: Income (loss) from discontinued operations, net of taxes	(44)	(23)	(48)	(173)	(16)
Income (loss) before income taxes and
cumulative effect of accounting change	1,333	763	(2,322)	(858)	1,212
Fixed charges, excluding interest on deposits	248	244	314	597	835

Total earnings for computation,
excluding interest on deposits	1,581	1,007	(2,008)	(261)	2,047
Interest on deposits	390	671	1,119	1,468	1,845

Total earnings for computation,
including interest on deposits	$1,971	$1,678	$(889)	$1,207	$3,892

Computation of Fixed Charges
Net rental expense	$106	$120	$122	$111	$108

Portion of net rental expense deemed
representative of interest	$16	$18	$18	$28	$30
Interest on short-term borrowed funds	16	20	21	187	312
Interest on long-term debt	216	206	275	382	493

Total fixed charges, excluding interest on deposits	248	244	314	597	835
Interest on deposits	390	671	1,119	1,468	1,845

Total fixed charges, including interest on deposits	$638	$915	$1,433	$2,065	$2,680

Combined Fixed Charges and Preferred Stock Dividends
Preferred stock dividend requirement on a pre-tax basis	$107	$164	$294	$42	—
Total fixed charges, excluding interest on deposits	248	244	314	597	$835

Combined fixed charges and preferred stock
dividends, excluding interest on deposits	355	408	608	639	835
Interest on deposits	390	671	1,119	1,468	1,845

Combined fixed charges and preferred stock
dividends, including interest on deposits	$745	$1,079	$1,727	$2,107	$2,680

Ratio of Earnings to Fixed Charges
Excluding deposit interest	6.37	4.13	(6.39)	(.44)	2.45
Including deposit interest	3.09	1.83	(.62)	.58	1.45
Ratio of Earnings to Combined Fixed Charges and
Preferred Stock Dividends
Excluding deposit interest	4.45	2.47	(3.30)	(.41)	2.45
Including deposit interest	2.65	1.56	(.51)	.57	1.45